Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

DECEMBER 31, 2023 AND DECEMBER 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following is management’s discussion and analysis (MD&A) of Kolibri Global Energy Inc.’s (“KEI” or the “Company”) operating and financial results for the year ended December 31, 2023, compared to the prior year, as well as information and expectations concerning the Company’s outlook based on currently available information. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2023 and 2022. Unless otherwise noted, all financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The reporting and measurement currency is the United States dollar. Additional information relating to KEI including its Annual Information Form is filed on SEDAR+ at www.sedarplus.ca on the Company’s website at www.kolibrienergy.com.

Netback from operations, netback including commodity contracts, net operating income and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

Please read carefully the important cautionary notes regarding technical information, forward-looking statements and other matters set out in this report.

Currency

The Company’s reporting currency for financial reporting purposes is U.S. dollars. All dollar amounts set forth in this report are expressed in United States dollars, except where otherwise indicated. The following table sets forth, for each of the years indicated, the high and low exchange rates, the average exchange rate and the year-end exchange rate of one United States dollar in exchange for Canadian dollars as reported by Bloomberg.

	Year ended December 31
	2023	2022	2021
High	CDN$1.39	CDN$1.25	CDN$1.20
Low	1.31	1.39	1.29
Average	1.35	1.30	1.25
Year End	1.33	1.35	1.27

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Description of Business

KEI is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the NASDAQ under the symbol “KGEI”.

Operating Summary

The Company’s results of operations are dependent on production volumes of natural gas, crude oil and natural gas liquids and the prices received for the production. Prices for these commodities have shown significant volatility during recent years and are determined by supply and demand factors, including weather and general economic conditions.

OVERVIEW

Results at a Glance

Year Ended December 31,	2023	2022	2021

Financial (US $000 except per share)
Oil and gas gross revenues	64,390	48,376	19,128
Oil and gas revenues, net of royalties	50,597	37,560	14,972
Net operating income(1)	44,702	32,656	12,010
Net income	19,280	16,643	71,002
Basic net income per share	0.54	0.47	0.30
Cash flows from operating activities	38,647	22,042	6,303
Adjusted EBITDA(2)	39,080	25,112	6,572
Additions to property, plant and equipment	53,173	37,097	696

Operating
Average production (Boepd)	2,796	1,640	975
Average price ($/BOE)	63.10	80.82	53.75
Netback from operations ($/BOE)(3)	42.97	54.56	33.75
Netback including commodity contract ($/BOE)(3)	41.61	47.79	26.05

Balance Sheet
Cash and cash equivalents	598	1,037	7,316
Total assets	224,357	184,082	157,016
Working capital (deficiency)	(11,916)	(6,569)	3,823
Available borrowing capacity	10,042	6,842	-
Total non-current liabilities	35,099	19,835	17,849

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

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Highlights

The average production for 2023 was 2,796 BOEPD, an increase of 70% compared to 2022 production of 1,640 BOEPD. The increase is due to production from the wells that were drilled and completed in 2023.

Adjusted EBITDA(1) was $39.1 million for 2023 compared to $25.1 million for 2022, an increase of 56%. The increase was due to a 70% increase in production partially offset by a decrease in average prices of 22%.

Gross revenues for the year ended 2023 increased by 33% compared to the year ended 2022. The increase was due to a 70% increase in production partially offset by a decrease in average prices of 22%.

Production and operating expense per barrel averaged $6.61 per BOE in 2023 compared to $8.19 per BOE in 2022, a decrease of 19%. The decreases were due to lower production taxes and increased production which reduced the per barrel fixed costs.

Net income in 2023 was $19.3 million, compared to net income of $16.6 million in 2022. The increase was primarily due to an increase in production partially offset by a decrease in average prices and higher depreciation and income tax expense.

Netback from operations(2) decreased to $42.97 per BOE in 2023 compared to $54.56 per BOE in 2022, a decrease of 21%. Netback including commodity contracts(2) for 2023 was $41.61 per BOE compared to $47.79 in 2022, a decrease of 13% from the prior year. The decreases compared to the prior year were due to the decrease in average prices.

At December 31, 2023, the Company had $10.0 million of available borrowing capacity on the credit facility.

(1) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

OPERATIONS UPDATE

Tishomingo Field, Ardmore Basin, Oklahoma

Under its 2023 drilling program, the Company’s average production in 2023 was 2,796 BOEPD which was an increase of 70% compared to 2022 production of 1,640 BOEPD. The Company drilled and completed a total of eight wells during the drilling program, with the first three wells starting production in the second quarter. The Barnes 8-1H (98% working interest), Barnes 8-2H (98% working interest) and the Barnes 8-3H (98% working interest) wells started producing in the last week of June 2023. The Company’s next two wells, the Barnes 7-4H well (98% working interest) and the Barnes 7-5H well (98% working interest), both started producing in October 2023. The last three wells, Emery 17-3H (100% working interest), Emery 17-4H (100% working interest), and the Emery 17-5H, (100% working interest) started producing at the end of the year. The Company also drilled, but did not complete the Velin 12-9H in December of 2023.

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DISCUSSION OF OPERATING RESULTS

Production and Revenue

	FY2023	FY2022%
Average oil production (BOPD)	2,144	1,241	73
Average natural gas production (MCF/D)	1,630	1,061	54
Average NGL production (BOEPD)	380	222	71
Average production (BOEPD)	2,796	1,640	70
Average oil price ($/bbl)	76.34	94.46	(19)
Average natural gas price ($/mcf)	2.93	7.12	(59)
Average NGL price ($/bbl)	20.89	34.88	(40)
Average price ($/BOE)	63.10	80.82	(22)
Oil revenue ($000)	59,750	42,795	40
Natural gas revenue ($000)	1,742	2,759	(37)
NGL revenue ($000)	2,899	2,822	3

Oil production for 2023 was 2,144 BOPD compared to 1,241 BOPD for 2022, an increase of 73%. The production increase is due to the additional production from the 2023 drilling program. Oil revenue increased by 40% in 2023 versus 2022 due to the production increase partially offset by a decrease in oil prices of 19%.

For 2023, average natural gas production was 1,630 MCFPD compared to 1,061 MCFPD in 2022, an increase of 54%. The production increase is due to the additional production from the 2023 drilling program. Natural gas revenue decreased by 37% in 2023 versus 2022 due to a decrease in natural gas prices of 59%, which was partially offset by the production increase.

Natural gas liquids (NGL) production in 2023 increased to 380 BOEPD from 222 BOEPD in 2022, an increase of 71%. The production increase is due to the additional production from the 2023 drilling program. NGL revenue increased by 3% in 2023 compared to 2022 due to the production increase, partially offset by a decrease in NGL prices of 40%.

Average production on a per BOE basis was 2,796 BOEPD in 2023 compared to 1,640 BOEPD in 2022, an increase of 70%. The increase is due to the factors discussed above. Gross revenue for 2023 increased by 33% compared to 2022 due to the increases in production partially offset by a decrease in average prices.

Royalties, Operating Expenses and Netbacks
($/BOE)	FY2023	FY2022%
Average price	63.10	80.82	(22)
Less: Royalties	13.52	18.07	(25)
Less: operating expenses(3)	6.61	8.19	(19)
Netback from operations(1)	42.97	54.56	(21)
Price adjustment from commodity contracts(2)	(1.36)	(6.77)	(80)
Netback including commodity contracts(1)	41.61	47.79	(13)

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Price adjustment from commodity contracts includes the positive or negative adjustment to the average price per barrel that the Company realized from its commodity contracts. See the listing of commodity contracts below.

(3) Operating expenses includes compressor costs of $854,400 in 2023 that are accounted for as a lease under IFRS 16 as of January 1, 2023.

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Average prices decreased by 22% in the year ended 2023, compared to prior year, due to the price decreases in oil, gas and NGLs discussed above. Oil made up 77% of the production mix in 2023 compared to 76% in 2022.

Royalties on Tishomingo production averaged approximately 21.4% for 2023 versus 22.4% in 2022. The percentages differences are due to different royalty burdens on the wells produced by the Company.

Major production and operating expenses are related to the gathering and processing of natural gas and NGLs as well as periodic well repairs and maintenance. Operating expenses averaged $6.61 per BOE for 2023 compared to $8.19 per BOE in 2022. The decrease was due to increased production which reduced the fixed per barrel costs and lower production taxes due to a decrease in prices.

Realized and Unrealized Gains and Losses from Risk Management Contracts

The Company has entered into financial commodity contracts which are summarized in the table below. Total Volume Hedged in the table is the annual volumes and Price is the fixed price specified in the financial commodity contracts.

At December 31, 2023 the following financial commodity contracts were outstanding and recorded at estimated fair value:

		Total Volume Hedged	Price
Commodity	Period	(BBLS)	($/BBL)
Oil – WTI Put	January 1, 2024 to March 31, 2024	25,500	$60.00
Oil – WTI Swap	January 1, 2024 to May 31, 2024	40,000	$62.77
Oil – WTI Costless Collars	January 1, 2024 to June 30, 2024	6,000	$65.00 - $79.50
Oil – WTI Costless Collars	January 1, 2024 to June 30, 2024	24,000	$65.00 - $86.00
Oil – WTI Costless Collars	January 1, 2024 to December 31, 2024	60,000	$65.00 - $89.50
Oil – WTI Put	April 1, 2024 to June 30, 2024	1,650	$60.00
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	1,950	$65.00 - $94.55
Oil – WTI Costless Collars	June 1, 2024 to June 30, 2024	8,000	$60.00 - $78.15
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	21,000	$60.00 - $86.65
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	18,000	$60.00 - $78.00
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	3,600	$65.00 - $90.65
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	39,000	$60.00 - $82.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	36,000	$60.00 - $77.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	20,400	$60.00 - $75.40
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	1,350	$65.00 - $82.54
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,000	$65.00 - $82.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	750	$65.00 - $80.50

The estimated fair value results is a $0.1 million liability as of December 31, 2023 (December 31, 2022: $2.0 million liability) for the financial oil and gas contracts which has been determined based on the prospective amounts that the Company would receive or pay to terminate the contracts, consisting of a current liability of $0.2 million and a long term asset of $0.1 million (December 31, 2022: current liability of $1.4 million and a long term liability of $0.6 million).

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Subsequent to year-end, the Company entered into the following additional financial commodity contracts:

		Total Volume Hedged	Price
Commodity Contract	Period	(BBLS)	($/BBL)
Oil – WTI Costless Collars	April 1, 2024 to June 30, 2024	15,000	$65.45 - $86.00
Oil – WTI Swap	May 1, 2024 to June 30, 2024	9.600	$85.67
Oil – WTI Costless Collars	May 1, 2024 to June 30, 2024	15,600	$71.50 - $96.25
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	15,000	$63.80 - $84.50
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	13,800	$67.75 - $89.85
Oil – WTI Costless Collars	July 1, 2024 to September 30, 2024	24,000	$69.50 - $93.25
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	15,000	$62.35 - $82.70
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	13,800	$65.75 - $87.10
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	1,200	$61.00 - $81.46
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	2,400	$60.00 - $78.23
Oil – WTI Costless Collars	October 1, 2024 to December 31, 2024	24,000	$67.50 - $89.50
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	15,000	$64.25 - $84.60
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	14,400	$66.25 - $87.75
Oil – WTI Costless Collars	January 1, 2025 to March 31, 2025	16,200	$65.50 - $86.25
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	3,000	$59.50 - $79.00
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	5,700	$60.80 - $74.07
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	13,200	$64.50 - $85.70
Oil – WTI Costless Collars	April 1, 2025 to June 30, 2025	10,800	$64.00 - $84.00
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	21,900	$63.25 - $83.65
Oil – WTI Costless Collars	July 1, 2025 to September 30, 2025	10,800	$62.75 - $82.00

The realized and unrealized gains/losses from the financial commodity contracts are as follows:

($000s)	December 31,
	2023	2022
Realized loss on financial commodity contracts	$(1,379)	(4,050)

Unrealized gain on financial commodity contracts	$1,813	461

General and Administrative Expenses

G&A expense for 2023 was $4.2 million compared to $3.5 million in 2022, an increase of 21%. The increase was due to higher costs associated with the dual listing process, higher investor relations and marketing costs and increases in payroll and director costs.

Depletion and Depreciation

Depletion and depreciation expense for 2023 was $15.0 million compared to $7.6 million in 2022. The increases were due to increased production and a higher PP&E balance. Depletion and depreciation expense on a per barrel basis was $14.70 for 2023 compared to $12.67 for 2022.

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Interest on loans and borrowings

Interest on loans and borrowings increased from $1.1 million in 2022 to $2.3 million for the same period of 2023. The increase was due to an increase in interest rates in 2023 and an increase in the outstanding balance in 2023 compared to the same period of 2022.

Net income for the period

The Company had net income of $19.3 million ($0.54 per basic share) in 2023 compared to net income of $16.6 million ($0.47 per share) for the same period of 2022. The change in net income in 2023 compared to the same period in 2022 is due to an increase in revenue net of royalties of $13.0 million, a realized and unrealized gain in financial commodity contracts in 2023 totaling $0.4 million versus losses of $3.6 million in the same period of 2022 partially offset by an increase in depletion and depreciation of $7.4 million, an increase in income tax expense of $3.4 million, an increase in interest on long term debt of $1.2 million, an increase in operating expenses of $1.0 million, an increase in G&A expense of $0.7 million, an increase in stock based compensation of $0.5 million and an increase in accretion of $0.1 million.

Cash from operating activities

Cash flows from operating activities for 2023 was $38.7 million compared to cash flows from continuing operating activities of $22.0 million in 2022.

CAPITAL EXPENDITURES

Capital expenditures were for the wells drilled and completed in the Tishomingo field located in Oklahoma.

($000)	2023	2022

Additions to oil and gas properties	$53,173	$37,097
	$53,173	$37,097

LIQUIDITY AND CAPITAL RESOURCES

	At December 31,
(000s; other than number of shares and per share amounts)	2023	2022

Working Capital (Deficiency) (US$)	$(11,916)	$(6,569)

Loans and Borrowings (US$)	$29,958	$18,158

Shares Outstanding, end of year	35,625,587	35,615,921

Market Price per share, end of year (in Canadian $)	$5.09	$3.98
Market Value of Shares (in Canadian $)	$181,334	$141,751

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In May 2022, the Company’s US subsidiary amended the credit facility from BOK Financial, which is secured by the US subsidiary’s interests in the Tishomingo Field. The credit facility expires in June 2026 and is intended to fund the drilling of the Caney wells in the Tishomingo Field.

The borrowing base of the credit facility was increased to $40.0 million in May 2023 and the Company has an available borrowing capacity of $10.0 million at December 31, 2023. In October 2023, the credit facility was redetermined at a borrowing base of $40.0 million and the credit facility was amended to allow for distributions from the US subsidiary to KEI under certain conditions. The credit facility is subject to a semi-annual review and redetermination of the borrowing base. The next redetermination will be in the second quarter of 2024. Future commitment amounts will be subject to new reserve evaluations and there is no guarantee that the size and terms of the credit facility will remain the same after the borrowing base redetermination. Any redetermination of the borrowing base is effective immediately and if the borrowing base is reduced, the Company has six months to repay any shortfall.

The credit facility has two primary debt covenants. One covenant requires the US subsidiary to maintain a positive working capital balance which includes any unused excess borrowing capacity and excludes the fair value of commodity contracts and the current portion of long-term debt (the “Current Ratio”). The second covenant ensures the ratio of outstanding debt and long-term liabilities to a trailing twelve month adjusted EBITDA amount (the “Maximum Leverage Ratio”) be no greater than 3 to 1 at any quarter end. Adjusted EBITDA is defined as net income excluding interest expense, depreciation, depletion and amortization expense, and other non-cash and non-recurring charges including severance, share based compensation expense and unrealized gains or losses on commodity contracts.

At December 31, 2023, the Current Ratio of the US Subsidiary was 0.91 to 1.0 and the Maximum Leverage Ratio was 0.68 to 1.0 for the three months ended December 31, 2023. The Company was not in compliance with the Current Ratio covenant at December 31, 2023. The Company received a one-time waiver from BOK Financial for this covenant. Based on the Company’s 2024 forecast, it expects to be in compliance with this covenant for the next twelve months. The Company was in compliance with both covenants for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023.

The Company was in compliance with both covenants for the three months ended December 31, 2022. At December 31, 2022, the Current Ratio of the US Subsidiary was 1.13 to 1.0 and the Maximum Leverage Ratio was 0.83 to 1.0 for the three months ended December 31, 2022. The Company was in compliance with both covenants for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022.

At December 31, 2023, loans and borrowings of $30.0 million (December 31, 2022: $18.2 million) are presented net of loan acquisition costs of $0.3 million (December 31, 2022: $0.4 million).

At December 31, 2023, the Company had a working capital deficit of $11.9 million compared to a working capital deficit of $6.6 million at December 31, 2022. The Company had available borrowing capacity of $10.0 million at December 31, 2023. The Company closely monitors its working capital and borrowing capacity to ensure adequate funds are available to finance its administrative and operating requirements. Planned drilling activity can be adjusted if adequate funds are not available and the Company has available borrowing capacity to manage its working capital requirements.

The Company has entered into financial commodity contracts as part of its risk management strategy to manage its cash flows for future activity and to offset commodity price fluctuations. Other potential sources of cash flows include proceeds from additional debt or equity offerings but there is no guarantee that additional financing will be available when needed.

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CONTRACTUAL OBLIGATIONS

The following are the contractual maturities of financial liabilities, excluding estimated interest payments at December 31, 2023:

($000s)	Carrying amount	2024	2025	2026
Fair value of commodity contracts	128	128	-	-
Lease payable	1,230	1,068	162	-
Loans and borrowings*	29,612	-	-	29,612
Trade and other payables	17,648	17,648	-	-
	$48,618	$18,844	$-	$29,612

*The Credit Facility provides for interest only payments until the September 2026 maturity date. The Company is required to repay amounts owing under the Credit Facility in full on the September 2026 maturity date. See “Liquidity and Capital Resources” and “Principal Business Risks” for discussion of events that would require early repayment of the Credit Facility.

QUARTERLY SUMMARY

Below is a summary of the Company’s performance over the last eight quarters:

	2023				2022
($000, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Daily Production
Oil (BOPD)	2,245	2,083	1,821	2,431	1,551	1,252	1,439	714
Natural gas (MCFPD)	1,428	1,565	1,397	2,138	969	1,083	1,271	922
NGLs (BOEPD)	359	393	361	407	155	269	277	186

Average production (BOEPD)	2,842	2,737	2,415	3,194	1,868	1,702	1,928	1,054

	2023				2022
($000, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average Price
Oil ($/bbl)	78.51	79.70	72.33	74.40	80.42	93.52	109.74	96.17

Natural gas ($/mcf)	2.32	2.71	1.83	4.24	6.71	10.24	6.48	4.71

NGL ($/bbl)	20.41	19.84	15.97	26.77	26.66	35.33	40.82	32.25

Average price ($/bbl)	65.76	65.04	58.00	62.87	72.47	80.89	92.02	74.97

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	2023				2022
($000, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Netback(1)
Average price ($/BOE)	65.76	65.04	58.00	62.87	72.47	80.89	92.02	74.97

Royalties	14.34	14.42	11.98	13.16	15.83	17.96	21.19	16.50

Operating expenses (4)	7.02	7.34	6.05	6.04	8.25	7.77	7.77	9.56

Netback from operations(1)	44.40	43.28	39.97	43.67	48.39	55.16	63.06	48.91

Price adjustment from commodity contracts	(0.97)	(1.63)	(1.37)	(1.44)	(2.34)	(5.47)	(9.40)	(12.03)

Netback including commodity contracts(1)	43.43	41.65	38.6	42.23	46.05	49.69	53.66	36.88

	2023				2022
($000, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net operating income(2)
Oil and gas revenue	17,192	16,378	12,746	18,074	12,455	12,666	16,144	7,111

Royalties	3,748	3,632	2,632	3,781	2,721	2,813	3,717	1,564

Operating expenses	1,567	1,628	1,147	1,553	1,417	1,216	1,364	907

	11,877	11,118	8,967	12,740	8,317	8,637	11,063	4,640

	2023				2022
($000, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net income (loss)	4,797	2,319	4,268	7,896	2,793	9,299	7,007	(2,456)

Basic income (loss) ($/share)	0.14	0.07	0.12	0.22	0.08	0.26	0.20	(0.07)

Adjusted EBITDA(3)	10,502	9,536	7,646	11,396	6,854	6,874	8,572	2,812

Cash flows from operating activities	9,974	9,631	6,013	13,030	6,098	6,387	8,314	1,243

Bank debt	29,612	23,809	17,819	17,819	17,799	15,855	15,907	16,143

Total assets	224,357	211,745	196,655	188,023	184,082	172,634	169,193	160,882

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(3) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(4) Operating expenses includes compressor costs of $269,775 in the fourth quarter of 2023 and $854,400 in 2023 that are accounted for as a lease under IFRS 16 as of January 1, 2023.

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Quarterly Variability

Fluctuations in quarterly results are due to a number of factors, some of which are not within the Company’s control such as:

●	Oil, gas and NGL price changes due to volatile market conditions related to the current conflict between Russia and Ukraine

●	Changes in production resulting from fluctuations in drilling and completions and shut-in of wells

●	Production increases from new wells that begin producing

FOURTH QUARTER 2023

Average total production during the fourth quarter of 2023 was 2,842 BOEPD compared to 1,868 BOEPD in the fourth quarter of 2022, an increase of 52%. During the fourth quarter of 2023, oil production increased by 45% to 2,245 BOEPD from 1,551 BOEPD for the same quarter of 2022. The Company’s natural gas production increased 47% to 1,428 MCFPD from 969 MCFPD in the same quarter of 2022. NGL production increased by 132% to 359 BOEPD from 155 BOEPD for the same quarter of 2022.

Oil and NGL prices for the fourth quarters of 2023 and 2022 are shown in the following table:

	Q4 2023	Q4 2022	% Change
Oil ($/bbls)	78.51	80.42	(2)
Natural gas ($/mcf)	2.32	6.71	(65)
NGL ($/bbls)	20.41	26.66	(23)
Total average price ($/boe)	65.76	72.47	(9)

The Company’s netback(1) were as follows:

	Q4 2023	Q4 2022	% Change
Average price ($/boe)	65.76	72.47	(9)
Less: Royalties	14.34	15.83	(9)
Less: Operating expenses	7.02	8.25	(15)
Netback from operations(1)	44.40	48.39	(8)
Price adjustment from commodity contracts	(0.97)	(2.34)	(59)
Netback including commodity contracts(1)	43.43	46.05	(6)

(1) Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

Kolibri Global Energy Inc. | 12 |

Oil and gas gross revenue during the fourth quarter of 2023 increased 38% to $17.2 million compared to $12.5 million for the fourth quarter in 2022 and net operating income(1) increased to $11.9 million during the fourth quarter of 2023 compared to $8.3 million in the fourth quarter of 2022. Adjusted EBITDA(2) was $10.5 million in the fourth quarter of 2023 compared to $6.9 million in the fourth quarter of 2022, an increase of 53%.

The Company had net income of $4.8 million during the fourth quarter of 2023 compared to net income of $2.8 million for the fourth quarter of 2022 due to higher production partially offset by higher income tax expense.

(1) Net operating income is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

(2) Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” at the end of this MD&A.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities, the disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future years could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts. Significant estimates and judgments made by management in the preparation of the consolidated financial statements are as follows:

Oil and gas assets

Development and production assets are assessed for recoverability at cash generating unit (“CGU”) level. The determination of CGUs is subject to management judgments. Recoverability is assessed by comparing the carrying value of the asset to its estimated recoverable amount, which is based on the higher of fair value of the assets less the cost to sell (“FVLCS”) or value in use (“VIU”). The significant estimates used in the determination of the estimated recoverable amount include the following:

●	Proved and probable oil and gas reserves – Significant assumptions that are valid at the time of oil and gas reserve estimation may change significantly when additional information becomes available. Estimates of economically recoverable proved and probable oil and gas reserves are based upon a number of significant assumptions, such as forecasted production, forecasted oil and gas commodity prices, forecasted operating costs, forecasted royalty costs, and forecasted future development costs. Changes in forecasted oil and gas commodity price assumptions, costs or recovery rates may change the economic status of proved and probable oil and gas reserves and may ultimately result in a restatement of proved and probable oil and gas reserves. Independent third-party reserve evaluators are engaged at least annually to estimate proved and probable oil and gas reserves

●	Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an industry peer group weighted average cost of capital. Changes in the economic environment could result in significant changes to this estimate.

Depletion of oil and gas assets

Depletion of development and production assets is determined based on proved and probable oil and gas reserves and includes forecasted future development costs as estimated by the Company’s independent third-party reserve evaluators. By their nature, the estimates of proved and probable oil and gas reserves are subject to measurement uncertainty. Accordingly, the impact to the consolidated financial statements in future periods could be material.

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Asset retirement obligations

The provisions for site restoration and abandonment is based on current legal requirements, technology, price levels and expected plans and are based on significant assumptions such as inflation rate and discount rate. Actual costs and cash outflows can differ from estimates because of changes in laws or regulations, market conditions and changes in technology.

Derivative instruments

The estimated fair value of derivative financial instruments resulting in financial assets and liabilities, by their very nature is subject to estimation, due to the use of future oil and natural gas prices and the volatility in these prices.

Compensation costs

Compensation costs recognized for share based compensation plans are subject to the estimation of what the ultimate payout will be using pricing models such as Black-Scholes model which is based on assumptions such as volatility, forfeiture rate, interest rate and expected term.

Income taxes

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company operates are subject to change. As such income taxes are subject to measurement uncertainty. Deferred income tax assets are assessed by management at the end of the reporting period to determine the likelihood that they will be realized from future taxable earnings.

Liquidity

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

Typically the Company ensures that it has sufficient cash on demand and cash flows from operating activities to meet expected operational expenses for a one-year period, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters. To achieve this objective, the Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditure. The Company also attempts to match its payment cycle with collection of oil revenue on the 20th of each month.

The Company monitors its expected cash inflows from trade and other receivables and its expected cash outflows on trade and other payables and principal debt payments. The current volatile economic climate may lead to adverse changes in cash flows and working capital levels which may also have a direct impact on the Company’s results and financial position and which may adversely affect the Company’s liquidity.

OUTSTANDING SHARE DATA

There were 35,625,587, 35,625,587 and 35,615,921 common shares outstanding as of March 31, 2024, December 31, 2023 and December 31, 2022, respectively. The Company had 875,784, 939,634 and 776,000 stock options outstanding as of March 31, 2024, December 31, 2023 and December 31, 2022, respectively. The Company had 118,570, 119,140, and 0 restricted share units (RSUs) granted as of March 31, 2024, December 31, 2023 and December 31, 2022, respectively.

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PRINCIPAL BUSINESS RISKS

KEI’s business and results of operations are subject to a number of risks and uncertainties, including but not limited to the following:

●	the uncertainty of finding oil and gas in commercial quantities
●	securing markets for existing and future production
●	commodity price fluctuations due to market forces
●	volatile market conditions related to the current conflict between Russia and Ukraine
●	financial risk due to foreign exchange rates and interest rate exposure
●	changes to government regulations in the United States, including regulations relating to prices, taxes, royalties and environmental protection
●	changing government policies and regulations, social instability and other political, economic or diplomatic developments in the countries in which the Company operates
●	the ability to fund wells drilled in non-operated sections of the Tishomingo field
●	the uncertainty of pipeline repairs leading to temporary shutting-in of wells
●	availability of equity or debt financing is affected by many factors many of which are beyond the control of the Company
●	uncertainties inherent in estimating quantities of oil and natural gas reserves and cash flows to be derived therefrom
●	the oil and gas industry is intensely competitive and the Company competes with a large number of companies with greater resources
●	risks related to evolving emissions, carbon and other regulations impacting climate change and the advancement of alternative sources of renewable energy
●	risks related to the Credit Facility, including the risk that the Company could be required under the terms of the Credit Facility to prepay the outstanding principal amount and other amounts owing under the Credit Facility in certain circumstances, some of which are out of the Company’s control, including failure to comply with financial ratio tests, borrowing base redeterminations, Mr. Wolf Regener ceasing to be the President of Kolibri Global Energy Inc., certain changes to the board of directors of the Company and the acquisition by any person or persons acting jointly or in concert of 25% or more of the Company’s shares. There can be no assurance that the Company will be able to obtain sufficient capital to repay the Credit Facility. A failure by the Company to perform its obligations under the Credit Facility could result in, among other adverse effects, the loss of the Company’s Tishomingo Field assets. A copy of the Amended and Restated Credit Agreement was filed on SEDAR+ on May 26, 2023. See “Liquidity and Capital Resources” and “Contractual Obligations” above and the “Risk Factors” section in the Company’s most recent Annual Information Form.
●	the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

The Company seeks to mitigate these risks by:

●	maintaining product mix to manage exposure to commodity price risk
●	monitoring production trends to maximize the potential of its capital spending program
●	from time to time, entering into financial commodity contracts to hedge against commodity price risk
●	ensuring strong third-party operators for non-operated properties
●	transacting with creditworthy counterparties
●	monitoring commodity prices and capital programs to manage cash flows
●	reviewing proposed changes in applicable government regulations and laws to assess the impact on the Company’s operations

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DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICOFR”) as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to KEI is made known to the CEO and CFO by others and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by KEI under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The Company’s CEO and CFO have concluded, based on their evaluation that the Company’s DC&P and ICOFR are effective at December 31, 2023 to provide reasonable assurance that material information related to the Company is made known to them by others within the Company.

The CEO and CFO are required to cause the Company to disclose any change in the Company’s ICOFR and DC&P that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s ICOFR. No changes in ICOFR and DC&P were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s ICOFR during the quarter ended December 31, 2023.

It should be noted that a control system, including the Company’s DC&P and ICOFR, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objective of the control system will be met and it should not be expected that DC&P and ICOFR will prevent all errors or fraud.

OUTLOOK

In the United States, the Company intends to drill and complete additional wells in the Caney/Sycamore formations on its Oklahoma lands as financing becomes available and the economic environment changes. In addition, the Company continues to utilize its technical and operational expertise to identify and acquire additional oil, gas and clean energy projects. The Company expects to continue drilling additional wells utilizing cash flows from operating activities and potentially its available borrowing capacity under its credit facility

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NON-GAAP MEASURES

The Company’s Non-GAAP Measures are not measures or ratios recognized under IFRS and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows from operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

Netback from operations per barrel and its components are calculated by dividing revenue, less royalties and operating expenses by the Company’s sales volume during the period. Netback including commodity contracts is calculated by adjusting netback from operations by the realized gains or losses received from commodity contracts during the period. Netback is a non-GAAP ratio but it is commonly used by oil and gas companies to illustrate the unit contribution of each barrel produced. The Company believes that the netback is a useful supplemental measure of the cash flows generated on each barrel of oil equivalent that is produced in its operations. However, non-GAAP measures and non-GAAP ratios do not have any standardized meaning prescribed by IFRS and therefore, may not be comparable to similar measures or ratios used by other companies and should not be used to make comparisons.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income:

	Year ended December 31,
(US $000)	2023	2022
Net income and comprehensive income	19,280	16,643

Adjustments:
Income tax expense	3,359	-
Finance income	(1,813)	(464)
Finance expense	3,836	5,171
Stock based compensation	790	277
General and administrative expenses	4,243	3,494
Depletion, depreciation and amortization	15,009	7,581
Other income	(2)	(46)
Operating netback	44,702	32,656

Netback from operations	$42.97	$54.56

Net operating income is similarly a non-GAAP measure that represents revenue net of royalties and operating expenses. The Company believes that net operating income is a useful supplemental measure to analyze operating performance and provides an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses.

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The following is the reconciliation of the non-GAAP measure net operating income:

(US $000)	Year ended December 31,
	2023	2022
Oil and gas revenue, net of royalties	50,597	37,560
Less: production and operating expenses	5,895	4,904
Net operating income	44,702	32,656

Adjusted EBITDA is calculated as net income before interest, taxes, depletion and depreciation and other non-cash and non-operating gains and losses. The Company considers this a key measure as it demonstrates its ability to generate cash from operations necessary for future growth excluding non-cash items, gains and losses that are not part of the normal operations of the Company and financing costs. The following is the reconciliation of the non-GAAP measure adjusted EBITDA:

(US $000)
	2023	2022
Net income	19,280	16,643
Depletion and depreciation	15,009	7,581
Accretion	183	34
Interest expense	2,263	1,070
Unrealized (gain) loss on commodity contracts	(1,813)	(461)
Share based compensation	790	277
Interest income	-	(3)
Other income	(2)	(46)
Income tax expense	3,359	-
Foreign currency (gain) loss	11	17

Adjusted EBITDA	39,080	25,112

Kolibri Global Energy Inc. | 18 |

Cautionary Statements

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“BOEs”) to reflect natural gas liquids and oil production and sales. BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	This MD&A and the Company’s other public disclosure contains peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that initial production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking information including expectations regarding proposed timing and expected results of development work in the Company’s Tishomingo Field, expected productivity from current and future wells, planned capital expenditure programs and cost estimates, the effect of design and performance improvements on future productivity, planned use and sufficiency of proceeds from the Company’s debt and equity financings, compliance with debt covenants under the Company’s credit facility, cash on hand and cash flows from operating activities and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe”, “intend” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, declines will match the modeling, future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that well shut-ins will not materially reduce production or adversely affect future productivity, that anticipated results and estimated costs will be consistent with managements’ expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained, that the combination of cash on hand and cash flows from operating activities will be sufficient to finance the Company’s cash requirements through 2024, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserve-based loan facility and that the borrowing base will not be reduced, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Kolibri Global Energy Inc. | 19 |

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, anticipated results and estimated costs will not be consistent with managements’ expectations, that the Company will not achieve a comparable level of hedging going forward in respect of its existing production, that the Company will not achieve the results anticipated by management from the Company’s cost reduction measures, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), well shut-ins and the potential for damage to the affected wells, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserve-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base redetermination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section and the Company’s other public disclosure, available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this MD&A is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

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CORPORATE INFORMATION

DIRECTORS AND OFFICERS

David Neuhauser [1,3]
Director, Chairman of the Board

Eric Brown [1,4,5]
Director

Leslie O’Connor [2,3,4,5]
Director	AUDITORS
Marcum LLP
Evan Templeton [2,3,5]	Houston, TX, USA
Director

Douglas Urch [1,2]	BANKERS
Director	BOK Financial
Denver, CO, USA

Wolf Regener [4]
Director, President and Chief Executive Officer	HSBC Bank Canada
Calgary, AB

Gary Johnson
Chief Financial Officer and Vice President	CONSULTING ENGINEERS
Netherland, Sewell & Associates, Inc.
1 Member of the Audit Committee	Houston, TX, USA
2 Member of the Corporate Governance Committee
3 Member of the Compensation Committee	TRANSFER AGENT AND REGISTRAR
4 Member of the HS&E Committee	Computershare Trust Company
5 Member of the Reserves Committee	Calgary, AB

STOCK EXCHANGE LISTING	HEAD OFFICE

The Toronto Stock Exchange	Suite 220, 925 Broadbeck Drive
Trading Symbol: KEI	Thousand Oaks, CA, USA 91320
NASDAQ	Telephone: (805) 484-3613
Trading Symbol: KGEI	Fax: (805) 484-9649

LEGAL COUNSEL	CANADIAN OFFICE

DuMoulin Black LLP	15th Floor, 1111 West Hastings Street
Vancouver, BC	Vancouver, BC V6E 2J3
Telephone (604) 687-1224
Haynes Boone, LLP	Fax: (604) 687-3635
New York, NY, USA

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